**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 13, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __     **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     **No X**

Enclosure: Press release: **QUARTER 1 RESULTS ANNOUNCEMENT**



**AngloGold Ashanti Limited**
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

# News Release

13 May 2013

## AngloGold Posts Six-Fold Increase in First-Quarter Earnings

- ❖ New CEO appointed as the head of strong, cohesive management team.
- ❖ Adj. Headline Earnings increase six-fold quarter-on-quarter despite 4.8% drop in gold price.
- ❖ Production of 899,000oz, up from 859,000oz the previous quarter.
- ❖ Total cash cost of $894/oz, better than guidance on improved cost controls.
- ❖ Key projects progress on schedule, on budget; Capital expenditure of R512m.
- ❖ Balance sheet remains robust with $3.4bn of liquidity headroom.
- ❖ Dividend maintained at 50 SA cents per share.

(ANGLOGOLD ASHANTI) – AngloGold Ashanti today posted a six-fold improvement in adjusted headline earnings from the previous quarter to $113m as the costs were better than guidance and the company made steady progress recovering from the strike action in South Africa in the last quarter of 2012.

A continued emphasis on cost optimisation saw total cash costs beat guidance at $894/oz, with further improvements during the year as focus was sharpened on generating sustainable free cash flow from an improving portfolio. The company's two key new projects – Tropicana in Australia and Kibali in the DRC – are on schedule to pour their first gold by the end of the year adding half-a-million ounces of new production.

*"Our major projects remain on budget and on schedule to pour gold by year-end, improving the quality of the portfolio,"* newly appointed Chief Executive Officer, Srinivasan Venkatakrishnan, known as Venkat, said. *"Prudent capital allocation will drive our strategy to deliver profitable ounces and sustainable free cash flow, whilst maintaining a strong balance sheet."*

Production was 899,000oz at a total cash cost of $894/oz, compared to 859,000oz at $967/oz the previous quarter. About 20,000oz was lost to a lightning strike which interrupted power to the West Wits operations, while a delay in commissioning of a new mill at Geita also cost some production.

AngloGold Ashanti's continued focus on ensuring sustainable free cash flows will see the company target further operating-cost reductions through corporate restructuring; direct operating cost savings of $100/oz; and the development of higher quality near-term ounces. Further capital expenditure reductions will be explored and work is underway to rationalise exploration costs and pursue asset sales to improve the quality of the portfolio.

The focus on productivity and cost is especially crucial now, given the recent weakness in the gold price, Venkat said. He will work with his executive team in the coming months to define the company's approach to realising value for shareholders.

Production in the second quarter is forecast* at 900,000oz to 950,000oz at total cash cost of $900/oz to $950/oz. This takes into account the number of public holidays in South Africa as well as annual power tariff increases and the winter power tariffs charged.

**SPONSOR: UBS South Africa (Pty) Limited**

# ENDS

*Both cost and production estimates are subject to unfavourable revisions in light of recent labour-related challenges in South Africa. Other unknown or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in AngloGold Ashanti's 2012 Form 20-F, filed with the United States Securities & Exchange Commission (SEC) on 26 April 2013 and available at the SEC's home page at http://www.sec.gov.

---

| Media | Tel: | E-mail: |
|---|---|---|
| Alan Fine | +27-11 637- 6383 / +27 (0) 83 250 0757 | afine@anglogoldashanti.com |
| Chris Nthite | +27 (0) 11 637 6388/+27 (0) 83 301 2481 | cnthite@anglogoldashanti.com |
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |
| General inquiries | +27 11 637 6031 | media@anglogoldashanti.com |
| | | |
| **Investors** | | |
| Stewart Bailey | +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021 | sbailey@anglogoldashanti.com |
| Sabrina Brockman (US & Canada) | +1 (212) 858 7702 / +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| Mike Bedford (UK & Europe) | +44 779 497 7881 / +44 1225 93 8483 | mbedford@anglogoldashanti.com |
| Fundisa Mgidi (South Africa) | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |
| General inquiries | +27 11 637 6059 | investors@anglogoldashanti.com |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

|  | AngloGold Ashanti Limited |
|---|---|
| Date:  May 13, 2013 |  |
|  | By:     /s/ M E SANZ PEREZ_____ |
|  | Name: M E Sanz Perez |
|  | Title:   Group General Counsel and Company Secretary |